Exhibit 99.2

CYREN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2016

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements as of and for the nine months ended September 30, 2016, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information for the year ended December 31, 2015 appearing in our Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Annual Report”) and Item 5—"Operating and Financial Review and Prospects" of that 2015 Annual Report. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results, including the timing of future events, may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed in our 2015 Annual Report and elsewhere in this report.

Overview

From 2003 through 2008, the sole focus of our business had been the development and selling, through reseller and OEM distribution channels, of anti-spam, Zero-Hour virus outbreak detection and IP reputation solutions to a wide array of customers. During late 2008, we expanded our focus by way of the release of our first URL filtering solutions for the web security market. In September 2010, we acquired certain assets comprising the Command Antivirus business unit of Authentium, Inc. On October 1, 2012, the Company completed the acquisition of the antivirus business of Frisk. The acquisition has enabled the Company to provide antivirus technology utilizing the combined resources of both organizations. On November 16, 2012, the Company completed the acquisition of eleven. The acquisition of eleven has enabled CYREN to accelerate delivery of private label cloud–based security solutions, specifically designed for the OEM and service provider markets. In January 2014, the Company rebranded itself from Commtouch to CYREN, and later that year launched CYREN WebSecurity version 1.0 which built on the Company’s SDK technology, as well as the acquisitions from eleven and Frisk, to deliver a cloud-based Security-as-a-Service platform.  Since 2014 CWS has continued to mature and during Q1 2016 the Company launched CWS 3.0 that leverages CYREN’s deep technology and security data assets, as well as cyber threat and advanced malware detection.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 2 to the consolidated financial statements in our 2015 Annual Report describes the significant accounting policies and methods used in the preparation of the consolidated financial statements.

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Operating results

Results of Operations

The following table sets forth financial data for the nine month periods ended September 30, 2016 and 2015 (in thousands):

	Nine Month Periods Ended September 30,
	2016	2015
Revenues	$22,872	$20,653
Cost of revenues	6,924	6,304
Gross profit	15,948	14,349
Operating expenses:
Research and development, net	6,512	6,674
Sales and marketing	7,559	6,533
General and administrative	4,983	4,604
Adjustment to earn-out consideration	-	(77)
Total operating expenses	19,054	17,734
Operating loss	(3,106)	(3,385)
Other income (loss)	5	(2)
Financial expense, net	(201)	(375)

Loss before taxes on income	(3,302)	(3,762)
Tax benefit (expense)	(7)	114

Loss	$(3,309)	$(3,648)

Revenues. Revenues for the nine months ended September 30, 2016 of $22.9 million increased by $2.2 million from $20.7 million in the same period in 2015, which represents an 11% increase. The increase was mainly driven by improvement in average selling prices. In the Threat Intelligence business, we are seeing renewal contract values at a premium to previous contracts, as well as an increase in reported usage by some customers. Some of these increases may prove to be one time or non-recurring adjustments, but the overall trend seems to be positive as customers shift from lower priced services to higher value Threat Intelligence services.

Cost of Revenues. Cost of revenues for the nine months ended September 30, 2016 of $6.9 million increased by $0.6 million from $6.3 million in the same period in 2015, which represents a 9.5% increase. The increase is mainly due to an increase in amortization of capitalized development expenses of $0.9 million in the nine months ended September 30, 2016 compared to the same period of 2015. This increase has an accounting impact of reducing the gross margin in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). This increase was offset, primarily, by a $0.2 million decrease in outside services expenses as the Company secured new vendor relationships.

Research and Development, Net. Research and development expenses (“R&D”) for the nine months ended September 30, 2016 of $6.5 million decreased by $0.2 million from $6.7 million in the same period in 2015. The decrease is mainly due to an increase in the capitalization of development expenses of $1.2 million offset, primarily, by a $0.9 million increase in payroll and related expenses associated with our increased investment in R&D.

Sales and Marketing. Sales and marketing expenses for the nine months ended September 30, 2016 of $7.6 million increased by $1.1 million from $6.5 million in the same period in 2015. The increase is mainly due to a $0.5 million increase in payroll and related expenses and a $0.4 million increase in outside marketing services expenses as the Company continues to invest in sales and marketing. Sales and marketing headcount increased from 25 as of September 30, 2015 to 43 as of September 30, 2016 while 15 of the new recruits occurred during the third quarter of 2016. We expect our sales and marketing expenses to further increase in the fourth quarter and going forward as we recognize the full impact of these recruits and as we continue to enhance our sales and marketing efforts.

General and Administrative. General and administrative expenses for the nine months ended September 30, 2016 of $5.0 million increased by $0.4 million from $4.6 million in the same period in 2015. The increase is mainly due to the benefit associated with two non-recurring events which occurred in the nine months ended September 30, 2015. These events are a decrease in the allowance for doubtful debts of $0.2 million and a reduction in litigation accruals of $0.2 million.

Financial Expense, Net. Financial expenses, net, for the nine months ended September 30, 2016 of $0.2 million decreased by $0.2 million from $0.4 million in the same period in 2015. The decrease is mainly due to the decrease in interest expense as we paid down in full the Company’s credit line during the first quarter of 2016.

Tax Benefit (Expense). Tax expense increased by $0.1 million and resulted in a tax expense of $0.0 in the nine months ended September 30, 2016 compared to a tax benefit of $0.1 million in the same period in 2015. The increase is mainly due to an increase of $0.1 million in current tax expenses generated from the Company’s German subsidiary.

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Liquidity and capital resources

We finance our operations primarily from our cash and cash equivalents and cash from operations. During past years we also held a short-term line of credit from a U.S. bank, however this line of credit was paid down in full and closed in February 2016. In addition, in August 2015 we realized net proceeds of $11.5 million as a result of the sale by us of 7,666,665 of our ordinary shares in a public offering.

As of September 30, 2016 and December 31, 2015, we had approximately $12.4 million and $16.4 million of cash and cash equivalents, respectively.

Cash Flows from Operating Activities

In the nine months ended September 30, 2016, net cash provided by operating activities was $3.2 million and was primarily due to a net loss of $3.3 million adjusted for non-cash activity of $2.0 million amortization of intangible assets, $1.0 million depreciation of property and equipment, $0.7 million stock-based compensation expenses alongside a $3.3 million increase in deferred revenues, and offset by a $0.3 million decrease in employee and payroll accruals and accrued expenses and a decrease of $0.2 million in deferred tax liabilities. The increase in deferred revenues was due to the renewal of several multiyear large customer agreements which were paid up front.

In the nine months ended September 30, 2015, net cash used in operating activities was $1.2 million and was primarily due to a net loss of $3.6 million adjusted for non-cash activity of $1.2 million amortization of intangible assets, $1.0 million depreciation of property and equipment, $0.8 million stock-based compensation expenses and $1.0 million increase in trade receivables, offset, in part by a decrease in employee and payroll accruals and accrued expenses of $0.6 million, an increase in prepaid expenses and other receivables of $0.5 million, a decrease in deferred revenues of $0.2 million and a decrease in deferred tax liabilities of $0.2 million. The increase in trade receivables was primarily due to fluctuations of payment receipts.

Cash Flows from Investing Activities

In the nine months ended September 30, 2016, net cash used in investing activities consisted of $2.3 million capitalization of technology and $0.8 million purchase of property and equipment.

In the nine months ended September 30, 2015, net cash used in investing activities primarily consisted of $1.0 capitalization of technology and $0.6 million purchase of property and equipment.

Our capital expenditures over the last two years consisted primarily of continued investment in R&D and also purchases of property and equipment to expand our data centers and to invest in our infrastructure in order to support new business and the growth of the Company.

Cash Flows from Financing Activities

In the nine months ended September 30, 2016, net cash used in financing activities was $4.1 million and was due to the $4.2 million repayment of our credit line, offset by $0.1 million proceeds from the exercise of stock options.

In the nine months ended September 30, 2015, net cash provided by financing activities was $10.5 million and was primarily due to net proceeds of $11.6 million from a public offering which were recognized in the period, $4.4 million proceeds from our credit line and $0.2 million proceeds from the exercise of stock options, offset by a $5.2 million repayment of our credit line and a $0.5 million payment of the earn-out consideration resulting from the acquisition of Frisk.

Working Capital

As of September 30, 2016, and 2015 the Company had positive working capital of $6.0 million and $7.5 million, respectively. The decrease in working capital is primarily due to the fact that we have not raised capital in 2016. The change in the working capital reflects our success in renewing large multiyear client agreements and our proactive management of expenses during the period between September 30, 2015 and September 30, 2016.

Public Offerings

On August 17, 2015, the Company completed an underwritten public offering of 7,666,665 ordinary shares, nominal value of ILS 0.15 per share at a price to the public of $1.65 per share, which included the full exercise of the underwriter's overallotment option of 999,999 ordinary shares. The Company received net proceeds of $11.5 million (after payment of $1.1 million issuance expenses).

Outlook

Based on the cash balance at September 30, 2016, current projections of revenues and related expenses, we believe we have sufficient cash to continue operations into 2018.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 31, 2016.

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